SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to _________________________

Commission file number 1-11515

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN

OF

COMMERCIAL FEDERAL BANK

AND PARTICIPATING SUBSIDIARIES

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMERCIAL FEDERAL CORPORATION
13220 CALIFORNIA STREET
OMAHA, NEBRASKA 68154

COMMERCIAL FEDERAL
RETIREMENT SAVINGS PLAN

Financial Statements as of and for the Years Ended December 31, 2003 and 2002, Supplemental Schedule at End of Year December 31, 2003, and Report of Independent Registered Public Accounting Firm

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN

FORM 11-K

TABLE OF CONTENTS

(1) All other schedules required by 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Commercial Federal Retirement Savings Plan
Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Commercial Federal Retirement Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Omaha, Nebraska
June 22, 2004

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2003	December 31, 2002
ASSETS		
Investments (at fair value):		
Investments in marketable securities -		
Commercial Federal Corporation common stock	$ 26,529,414	$ 24,354,540
Mutual funds and managed portfolios	82,814,679	59,882,958
Total	109,344,093	84,237,498
Loans receivable from Plan participants	91,646	19,133
Total investments	109,435,739	84,256,631
Cash	3,435,262	2,391,105
Interest receivable	190,091	220,553
Dividends receivable	222,457	230,512
Receivable on settlement of investment securities sales	144,206	-
Total assets	113,427,755	87,098,801
LIABILITIES		
Payable for settlement of investment securities purchases	582,310	1,072,483
Other miscellaneous liabilities	61,769	42,711
Total liabilities	644,079	1,115,194
NET ASSETS AVAILABLE FOR BENEFITS	$ 112,783,676	$ 85,983,607

See accompanying notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2003	2002
INVESTMENT INCOME (LOSS):		
Net appreciation (depreciation) in fair value of investments	$ 18,218,505	$ (11,099,497)
Interest income	857,067	1,015,359
Dividend income	1,307,960	1,358,028
Miscellaneous income	-	810
	20,383,532	(8,725,300)
Less investment expenses:		
Investment management fees	(244,378)	(210,526)
Other administrative fees	(129,465)	(61,861)
	(373,843)	(272,387)
Net investment income (loss)	20,009,689	(8,997,687)
CONTRIBUTIONS:		
Employer	4,569,199	4,591,042
Plan participants	6,818,442	6,109,227
Rollovers from Plan participants	155,697	93,469
	11,543,338	10,793,738
Total additions, net	31,553,027	1,796,051
DEDUCTIONS:		
Distributions to Plan participants	(7,161,113)	(6,040,095)
NET INCREASE (DECREASE)	24,391,914	(4,244,044)
TRANSFER OF ASSETS - COMMERCIAL FEDERAL 401(k) PLAN FOR ACQUIRED COMPANIES	2,408,155	-
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	85,983,607	90,227,651
End of year	$ 112,783,676	$ 85,983,607

See accompanying notes to financial statements.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following is a summary of significant accounting policies and practices followed by the Commercial Federal Retirement Savings Plan (the "Plan") in the preparation of its financial statements. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Basis of Presentation - The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Payment of Benefits - Benefits are recorded when paid. Benefits payable to persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2003 and 2002 totaled $5,752,045 and $4,116,162, respectively.

Valuation of Investments - Investments, except for loans receivable from Plan participants, are stated at fair value. Plan investments are valued daily as determined by quoted closing market prices. Loans receivable from Plan participants are valued at the outstanding principal balance at the end of the year with such amounts approximating fair value. Net appreciation or depreciation in the fair value of investments is computed using beginning of year fair value or purchase price, if purchased during the year. Unless specifically determinable, the cost of securities sold is based on the average cost method. Purchases and sales of investments are recorded on a trade-date basis.

Recognition of Income on Investments - Interest income on U.S. Government and government agency obligations and corporate bonds is credited as earned. Dividend income is recorded on the ex-dividend date.

B. DESCRIPTION OF THE PLAN:

General - The Plan is a defined contribution savings plan created as a retirement benefit vehicle for eligible employees or their beneficiaries of Commercial Federal Bank (the "Bank") and participating subsidiaries. The Plan provides for eligible participants to reduce their taxable compensation each year by a predetermined amount that is contributed to the Plan. The Bank also contributes to the Plan an employer matching amount determined annually by the Bank's Board of Directors.

Plan Participation - All employees are eligible to participate in the Plan. Employees may contribute to the Plan immediately and matching employer contributions begin after the employee has reached 18 years of age and one year of service has been completed with the Bank or its participating subsidiaries.

Employer's Contributions - The Bank and participating subsidiaries make contributions each pay period (semi-monthly) to the Plan ("employer" or "company contributions") as determined by the Bank's Board of Directors. The Bank matches 100% of each participant's elective deferral contribution up to 8% of the participant's base compensation. A participant's maximum pre-tax elective deferral contribution to the Plan was limited to $12,000 for 2003 and $11,000 for 2002, subject to percentage-of-pay limitations and special nondiscrimination tests as defined and provided by the Internal Revenue Code. The total maximum amount of pre-tax and after-tax contributions that can be accumulated in all of a participant's tax-qualified defined contribution plans, including both participant and employer contributions, is limited to the lesser of $40,000 or 100% of compensation, for both 2003 and 2002. These limits are also subject to special non-discrimination rules applicable to highly compensated employees, as defined. Participants who have not completed a year of service (as defined) for the year, and/or who are not employed on the final day of the Plan year, are not entitled to share in the company contributions (and any earnings or losses on such contributions) for such year except with respect to those who have terminated service during the year by reason of death, disability or retirement (the earlier of age 60 or a combination of age and years of service equal to 70). Contributions from the Bank totaled $4,569,199 and $4,591,042, respectively, during 2003 and 2002.

Participants' Contributions - Participants in the Plan may contribute through semi-monthly payroll deductions of at least 1%, and up to 100%, of their total compensation on a pre-tax basis, subject to an annual limit ("elective deferrals"). The elective deferral contribution to this Plan of each participant is subject to annual cost-of-living adjustments and was limited to $12,000 for 2003 and $11,000 for 2002. The percentage of compensation for elective deferral contributions may be changed at any time during the month by participants (limited to once per month). In addition, participants age 50 or over were eligible to make additional "catch-up contributions" of up to $2,000 in 2003.

Rollover Contributions - The Plan accepts eligible participants' funds or assets, provided such funds or assets are a rollover contribution pursuant to applicable sections of the Internal Revenue Code. All amounts so accepted and credited are nonforfeitable.

Participants' Accounts - Each participant's account is credited (or debited for losses) with the participant's contribution and allocation of (i) the company's contribution, (ii) Plan earnings or losses and (iii) a recordkeeping fee. Allocations are based on participant earnings or account balances, as defined. A participant is entitled to that benefit which can be provided from the participant's vested account. Such benefit does not include the company's current year contributions or any earnings or losses on such current year employer contributions if the participant is not employed on the final day of the year.

B. DESCRIPTION OF THE PLAN (Continued):

Forfeitures – Forfeitures reduce or offset future employer contributions to the Plan with any remaining amounts used to reduce Plan expenses. Forfeitures which reduced employer contributions totaled $714,617 and $0 for the years ended December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, forfeitures available to reduce future employer contributions or expenses totaled $155,167 and $477,327, respectively.

Vesting - Vesting is based upon qualified years of service with the Bank or participating subsidiaries. A full year of vested service is a calendar year in which a participant completes 1,000 hours of eligible service. A participant's account is fully vested upon death, permanent disability, retirement or certain changes in control of Commercial Federal Corporation (the "Corporation"), the holding company of the Bank. Participants are immediately vested 100% in their contributions (including rollovers) and the earnings or losses thereon.

A participant is 25% vested in employer contributions (and any earnings or losses on such contributions) at two years of eligible service, 50% vested at three years of eligible service, 75% vested at four years of eligible service and 100% vested at five or more years of eligible service.

Investment Options - Participants have the option of directing all or a portion (from 5% to 100%, in 5% increments) of both their contributions and employer matching contributions into the following investment options. Participants may, on a quarterly basis, change the percentage allocated between funds. On a quarterly basis participants may also transfer account balances between the funds.

The investment fund options of the Plan follow:

- Stable Value Fund (previously Investment Contract Fund)
- Dreyfus Bond Market Index Fund/Inv (DBMIX)
- Bufka & Rodgers General Fund
- Munder Funds Index 500/K (MUXKX)
- Weitz Series Fund: Value Portfolio (WVALX)
- Janus Growth & Income Fund (JAGIX) This fund was removed as an investment option effective February 2, 2004 (see Footnote H).
- MFS New Discovery Fund/A (MNDAX)
- Commercial Federal Corporation Common Stock (CFB)

Amounts allocated to any of these funds may be temporarily retained as cash or invested in cash equivalents to facilitate the investment or reinvestment of Plan assets and the distribution of account balances to participants.

B. DESCRIPTION OF THE PLAN (Continued):

Loans - Loans to participants are made only to pay for the following: (i) debts incurred from substantial financial hardship, (ii) medical expenses of the participant or eligible family member not covered by insurance, or (iii) post-high school education expenses of the participant or an eligible family member. The maximum amount of a loan to a participant is the lesser of $50,000 or 50% of such participant's vested account balance.

Any loans to participants shall bear an interest rate commensurate with market rates charged for loans which would be made under similar circumstances and the repayment period shall not exceed five years. A loan shall become due and payable to the extent of, and shall be charged against, the amounts which are to be paid or satisfied to such participant or the participant's beneficiary on the date payments become due or would be payable under the Plan by reason of the participant's permanent disability, death, retirement, or separation from employment with the Bank or participating subsidiaries. Any unpaid loan balance so applied would be a taxable distribution to such participant.

At December 31, 2003 and 2002, there were 19 and eight participant loans outstanding with balances totaling $91,646 and $19,133, respectively.

Withdrawals - Withdrawal of participant's elective deferral contributions will be made only for reasons of substantial financial hardship with distributions for these purposes not to exceed, with certain exceptions, the amount of the need. There were no forfeitures on withdrawals of elective deferral contributions. These distributions are taxable to the participant.

Distributions also will be made to Plan participants upon termination of the Plan without the establishment of another qualified plan. In the event of such Plan termination, the participant's account balances will be 100% vested with any distributions taxable to the participants if such distributions are not directed to a qualified retirement plan by such participants.

Benefits to Participants - Participants are entitled to receive as retirement benefits the amounts credited to their accounts as of the Plan valuation date coinciding with or immediately following their retirement date. A participant's normal retirement date, as defined in the Plan agreement, is when a participant attains the earlier of (i) age 60 or (ii) a combination of age and years of service equal to 70 ("normal retirement age"). On the date a participant attains normal retirement age, the participant shall have a fully entitled interest in their accounts. A participant's retirement may be deferred at the participant's option, subject to provisions of the Internal Revenue Code, wherein the participant shall continue to participate in the Plan. Distribution of benefits to retired participants or their beneficiaries can be in the form of a lump sum payment or in various types of periodic payments in accordance with applicable provisions of the Plan and the Internal Revenue Code.

In the case of a participant's death, benefits are paid to designated beneficiaries and are 100% vested. In addition, if any participant becomes permanently disabled, that participant is entitled to receive 100% of the amounts credited to such participant's account. In the event any participant is temporarily disabled, such participant may receive all or part of their nonforfeitable benefit.

B. DESCRIPTION OF THE PLAN (Continued):

If a participant resigns or is terminated from service prior to retirement for reasons other than death or permanent disability, the interest in such participant's contribution account will be fully vested. However, the participant's interest in the company contribution account for the current year will be forfeited and returned to the company, and for the prior years will vest to the participant according to their completed years of service.

Administration of the Plan - The Plan is administered by a trustee committee consisting of six employees of the Bank. Such trustees have the power and the duty to make all decisions necessary or proper to carry out the provisions of the Plan. The trustees do not receive any compensation for the administration of the Plan.

C. INVESTMENTS:

The fair value of the Plan's investments are presented in the following tables. Investments that represent 5% or more of the Plan's net assets are separately identified.

Investments	December 31, 2003 Principal Amount in Dollars or Number of Shares	Fair Value
Investments at fair value as determined by quoted market price:		
U.S. Government and government agency obligations	$ 4,913,801	$ 4,821,963
Corporate bonds	$ 8,315,000	8,878,638
Corporate common stocks	1,057,105 shares	29,272,436
Total - Bufka & Rodgers General Fund		42,973,037
Commercial Federal Corporation common stock	993,239 shares	26,529,414
Weitz Series Fund: Value Portfolio	635,561 shares	22,740,357
Dreyfus Bond Market Index Fund/Inv	593,700 shares	6,144,797
Investments representing less than 5% of the Plan's net assets	371,334 shares	10,956,488
		109,344,093
Investments at estimated fair value:		
Loans receivable from Plan participants		91,646
Total Investments		$ 109,435,739

Investments	December 31, 2002 Principal Amount in Dollars or Number of Shares	Fair Value
Investments at fair value as determined by quoted market price:		
U.S. Government and government agency obligations	$ 5,645,699	$ 5,723,370
Corporate bonds	$ 12,265,000	10,130,667
Corporate common stocks	885,761 shares	17,813,879
Total - Bufka & Rodgers General Fund		33,667,916
Commercial Federal Corporation common stock	1,043,021 shares	24,354,540
Weitz Series Fund: Value Portfolio	520,159 shares	14,522,840
Dreyfus Bond Market Index Fund/Inv	565,691 shares	5,928,444
Investments representing less than 5% of the Plan's net assets	209,130 shares	5,763,758
		84,237,498
Investments at estimated fair value:		
Loans receivable from Plan participants		19,133
Total Investments		$ 84,256,631

C. INVESTMENTS (Continued):

During 2003 the Plan's investments (including investments bought and sold, as well as held during the year) appreciated in value by a net of $18,218,505. During 2002, the Plan's investments depreciated in value by a net of $11,099,497. Following is an analysis of such appreciation and depreciation by fund:

	2003	2002
Bufka & Rodgers General Fund	$ 9,187,625	$ (7,200,889)
Weitz Series Fund: Value Portfolio	4,398,778	(3,128,323)
MFS New Discovery Fund/A	515,842	(420,245)
Janus Growth & Income Fund	472,247	(296,968)
Dreyfus Bond Market Index Fund/Inv	(79,064)	220,524
Munder Funds Index 500/K	371,692	(190,240)
Commercial Federal Corporation common stock	3,351,385	(83,356)
	$ 18,218,505	$ (11,099,497)

D. INCOME TAX STATUS:

The Internal Revenue Service has determined and informed the trustees of the Plan by a letter dated July 26, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. Although the Plan has not received a determination letter since it has been amended, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

E. PLAN TERMINATION:

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in all accounts.

F. RELATED PARTY TRANSACTIONS:

The Plan maintains a cash account at the Bank which totaled $3,262 and $3,187, respectively, at December 31, 2003 and 2002. Interest income totaling $35 was recorded during 2002. The interest income earned was at respective current market interest rates. As of September 2002, this cash account became non-interest bearing.

Receivables from the Bank were as follows at December 31:

	2003	2002
Dividend receivable from Commercial Federal Corporation common stock	$ 124,448	$ 93,603

Activity of the Corporation's common stock within the Stock Fund was as follows:

	2003	2002
During the year:		
Numbers of shares sold and delivered	206,182	171,584
Sales proceeds	$ 5,086,478	$ 4,594,700
Adjusted basis	$ 4,814,350	$ 4,032,224
Net realized gain	$ 272,128	$ 562,476

Plan investments include the Stable Value Fund managed by Comerica Bank, N.A. Comerica Bank N.A. is the trustee as defined in the Plan and, therefore, all transactions of the Stable Value Fund qualify as party-in-interest.

G. TRANSFER OF ASSETS:

Effective December 2, 2003, the assets of the Commercial Federal 401(k) Plan for Acquired Companies were transferred into the Plan. Such assets totaled $2,408,155 and were merged into the following investment funds:

Bufka & Rodgers General Fund	$	824,056
Weitz Series Fund: Value Portfolio		353,118
Janus Growth & Income Fund		291,860
Munder Funds Index 500/K		233,478
Commercial Federal Corporation Common Stock		220,405
Dreyfus Bond Market Index Fund/Inv		217,074
Stable Value Fund		162,956
MFS New Discovery Fund/A		105,208
Total	$	2,408,155

H. SUBSEQUENT EVENTS:

Effective January 1, 2004, Royce Total Return Fund, a small-cap value fund, and Heritage Capital Appreciation Trust A Fund, a large-cap growth fund, were added to the Plan's investment options. Effective February 2, 2004, the Janus Growth & Income Fund was removed from the Plan's investment options and the balance of $2,575,619 was transferred from the Janus Growth & Income Fund to the Heritage Capital Appreciation Trust A Fund.

FORM 5500, SCHEDULE H, PART IV, LINE 4 (i)

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2003

Column B	Column C			Col. E
	Description of Investments Including Collateral			
Identity of Issue, Borrower, Lessor or Similar Party	Rate of Interest	Maturity Date	Par or Maturity Value	Current Value
BUFKA & RODGERS GENERAL FUND:				
U.S. Government and Government Agency Obligations:				
U.S. Treasury Note	5.88%	11/15/05	$ 500,000	$ 537,970
U.S. Treasury Note	6.13%	08/15/07	500,000	559,530
U.S. Treasury Note	5.63%	05/15/08	500,000	553,905
Zero Coupon Security	(1)	11/15/08	700,000	597,100
Zero Coupon Security	(1)	02/15/09	2,000,000	1,681,100
U.S. Treasury Bond	7.50%	11/15/16	650,000	827,535
GNMA Pool No. 194929	8.00%	04/15/17	58,801	64,773
Bellevue NE Sarpy Bond (2)	7.20%	11/01/06	5,000	50
Total U.S. Government and Government Agency Obligations			$ 4,913,801	$ 4,821,963

(1) Zero coupon bond

(2) Defaulted on November 1, 1980

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4 (i)

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2003

(Continued)

Column B	Column C			Col. E
	Description of Investments Including Collateral			
Identity of Issue, Borrower, Lessor or Similar Party	Rate of Interest	Maturity Date	Par or Maturity Value	Current Value
Corporate Bonds:				
Abbott Labs	6.00%	03/15/08	$ 300,000	$ 328,743
Ameritech Cap. Fdg. Corp.	6.15%	01/15/08	500,000	549,810
AT&T Corporation	7.00%	05/15/05	200,000	211,990
Becton Dickinson	4.55%	04/15/13	200,000	197,604
Bell Atlantic Corporation	6.00%	04/15/08	150,000	162,210
Boeing Capital Corp.	6.10%	03/01/11	100,000	107,932
Boeing Capital Corp.	6.50%	02/15/12	100,000	109,334
Boeing Capital Corp.	5.80%	01/15/13	200,000	209,760
Bristol Meyers Squibb Co.	5.75%	10/01/11	200,000	216,124
Campbell Soup Company	5.00%	12/03/12	200,000	204,172
Chesapeake & Potomac Telephone	6.13%	07/15/05	200,000	213,070
Citigroup, Inc.	6.63%	09/15/05	150,000	162,129
Coca Cola Enterprises	7.13%	08/01/17	100,000	118,030
Coca Cola Enterprises	6.63%	08/01/04	100,000	102,823
Consolidated Edison Co. NY Inc.	6.25%	02/01/08	150,000	164,799
Disney Holding Company	6.75%	03/30/06	450,000	489,443
Dow Chemical	6.00%	10/01/12	200,000	210,528
DuPont & Company	4.75%	11/15/12	200,000	202,006
Emerson Electric Company	5.63%	11/15/13	300,000	318,513
Ford Motor Company	6.13%	01/09/06	300,000	311,748
Ford Motor Credit Corporation	7.88%	06/15/10	100,000	111,736
GCI, Inc.	9.75%	08/01/07	265,000	272,950
General Electric Capital Corp. Series A	4.63%	09/15/09	200,000	207,908
General Electric Capital Corp.	5.88%	02/15/12	100,000	107,473
General Electric Capital Corp.	3.25%	06/15/09	100,000	97,266

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4 (i)

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2003

(Continued)

Column B	Column C			Col. E
	Description of Investments Including Collateral			
Identity of Issue, Borrower, Lessor or Similar Party	Rate of Interest	Maturity Date	Par or Maturity Value	Current Value
Corporate Bonds Continued:				
General Motors Corp.	6.25%	05/01/05	$ 100,000	$ 104,531
General Motors Corp.	7.20%	01/15/11	100,000	109,949
General Motors Acceptance Corp.	6.13%	01/22/08	200,000	214,648
GTE California	5.50%	01/15/09	100,000	106,347
GTE South, Inc.	6.00%	02/15/08	100,000	108,078
IBM Corporation	4.25%	09/15/09	300,000	307,758
Kimberly Clark	6.88%	02/15/14	200,000	231,872
Kraft Foods, Inc.	5.63%	11/01/11	200,000	210,730
Marsh & McLennan	4.85%	02/15/13	150,000	147,688
Merck & Co. Inc.	4.38%	02/15/13	200,000	196,872
Phillip Morris Cos. Inc.	7.20%	02/01/07	100,000	108,216
Pitney Bowes, Inc.	5.95%	02/01/05	200,000	208,096
Potomac Electric Power	6.50%	03/15/08	200,000	221,462
Sears Roebuck	6.20%	07/15/08	200,000	219,726
Southwestern Electric Power Co.	7.00%	09/01/07	300,000	335,118
Union Camp Corp.	7.00%	08/15/06	300,000	331,263
Verizon New England, Inc.	6.50%	09/15/11	100,000	110,189
Verizon New Jersey, Inc.	5.88%	01/17/12	100,000	106,182
Wisconsin Power and Light Company	7.00%	06/15/07	100,000	111,812
Total Corporate Bonds			$ 8,315,000	$ 8,878,638

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4 (i)

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2003

(Continued)

Column B	Column C	Col. E
	Description of Investments Including Collateral	
Identity of Issue, Borrower, Lessor or Similar Party	Number of Shares	Current Value
Corporate Common Stocks:		
AES Trust III	43,300	$ 1,872,725
AT&T Wireless Group	94,488	754,959
American International Group	18,300	1,212,924
Carnival Corp.	34,700	1,378,631
Cendant Corp.	78,000	1,737,060
Cintas Corp.	25,000	1,252,500
Citigroup, Inc.	31,500	1,529,010
Comcast Corp. Special Class A	41,000	1,282,890
Cox Communications	29,306	1,009,592
CVS Corp.	40,000	1,444,800
DST Systems Inc.	28,000	1,169,280
Elan Corp. PLC	100,600	693,134
EMC Corp.	75,000	969,000
Equity Office Properties	15,000	429,750
Federal National Mortgage Association	13,000	975,780
First Data Corp.	25,418	1,044,425
Home Depot	38,800	1,377,012
Johnson & Johnson	10,000	516,600
Liberty Media Corp A	114,400	1,360,216
Molex Inc. Class A	55,793	1,635,293
Pfizer, Inc.	33,000	1,165,890
Sealed Air Corp.	26,000	1,407,640
Simon Debartolo Group Inc.	20,000	926,800
Vodafone Group	40,000	1,001,600
Wyeth	26,500	1,124,925
Total Corporate Common Stocks	1,057,105	$ 29,272,436
Total Bufka & Rodgers General Fund		$ 42,973,037

FORM 5500, SCHEDULE H, PART IV, LINE 4 (i)

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2003

(Continued)

Column B	Column C	Col. E
	Description of Investments Including Collateral	
Identity of Issue, Borrower, Lessor or Similar Party	Number of Shares	Current Value
STOCK FUND:		
Commercial Federal Corporation Common Stock (party-in-interest)	993,239	$ 26,529,414
MUTUAL FUNDS:		
Weitz Series Fund: Value Portfolio	635,561	22,740,357
Dreyfus Bond Market Index Fund/Inv	593,700	6,144,797
Stable Value Fund (party-in-interest)	-	3,103,878
Janus Growth & Income Fund	98,820	2,856,878
MFS New Discovery Fund/A	168,861	2,592,016
Munder Funds Index 500/K	103,653	2,403,716
Total Mutual Funds and Managed Portfolios	1,600,595	39,841,642
Loans receivable from Plan participants (nineteen notes with interest rates ranging from 6.99% to 9.74% and maturing September 2004 through December 2008) (party-in-interest)		91,646
TOTAL INVESTMENTS		$ 109,435,739

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN
(Name of Plan)

Date: June 22, 2004

Joseph L. Fritzsche, Trustee

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-91476, 333-91065, 333-58607, 333-20739, 33-63629, 33-63221, 33-60448, 33-39762, 33-36708, 33-31685, 33-21068, 33-05616 and Post-Effective Amendment No. 1 to Registration Statement Nos. 333-49967, 333-45613, 333-42817, 33-01333 and 33-10396 of Commercial Federal Corporation on Form S-8 of our report dated June 22, 2004, appearing in this Annual Report on Form 11-K of the Commercial Federal Retirement Savings Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

Omaha, Nebraska
June 25, 2004

EXHIBIT 32.1

CERTIFICATE PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K for the year ended December 31, 2003, of the Commercial Federal Retirement Savings Plan as filed with the Securities and Exchange Commission on June 22, 2004 (the "Report"), I, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that, to my knowledge, the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Commercial Federal Retirement Savings Plan.

Date: June 22, 2004

By: /s/ William A. Fitzgerald
William A. Fitzgerald
Chairman of the Board and Chief Executive Officer

/s/ David S. Fisher
David S. Fisher
Executive Vice President and Chief Financial Officer